QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Aventine Renewable Energy Holdings, Inc.

Ratios of Earnings to Fixed Charges

        Our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

		Year Ended December 31,				Predecessor
	Three Months Ended March 31, 2007	2006	2005	2004	Period from May 31, to December 31, 2003	Period from January 1, to May 30, 2003
Income (loss) before income taxes	$23,364	$86,586	$50,989	$47,678	$18,522	$(8,172)
Fixed charges:
Interest expense including amortized debt issuance costs	336	9,348	16,510	2,035	419	4,226
Interest portion of rent expense(1)	1,938	5,902	3,600	2,900	2,422	1,937
Capitalized interest	—	1,199	71	—	—	—

Total fixed charges	2,274	16,449	20,181	4,935	2,841	6,163
Less: capitalized interest	—	(1,199)	(71)	—	—	—

Earnings (loss)	$25,638	$101,836	$71,099	$52,613	$21,363	$(2,009)

Ratio of earnings to fixed charges(2)	11.3	6.2	3.5	10.7	7.5	N/A

(1)
Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2)
This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings are defined as income (loss) before income taxes, plus fixed charges, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

QuickLinks

Aventine Renewable Energy Holdings, Inc.
Ratios of Earnings to Fixed Charges